Exhibit 99.2

IMMEDIATE	12 SEPTEMBER 2006

Royal & SunAlliance Norwegian acquisitions

Royal & Sun Alliance Insurance Group plc announces the acquisitions by Codan, its Danish subsidiary, of White Label Holding AS Group and Duborgh Skadeforsikring AS in Norway for 340m NOK (£28m), payable in cash with a further potential performance related payment of around 70m NOK (£5.8m).

White Label and Duborgh are leading specialist providers of affinity products to both personal and commercial customers in Norway. They also have a growing presence in the Swedish market and are expanding into Denmark. The transactions give the Group exposure to the SME market in Norway and access to new customer segments in Scandinavia.

The Group expects the transactions to complete early in the fourth quarter of 2006. In 2007 the acquisition will be earnings accretive and generate annual premiums of around 600m NOK (£50m).

Andy Haste, Group CEO commented, “We are already one of the leading insurers in Denmark and Sweden and these acquisitions give us a stronger presence in the Norwegian market. White Label and Duborgh have been delivering strong double digit growth and will support our objective of driving profitable growth in the region.”

-ENDS-

For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047
Andrew Wigg	Simon Moyse (Finsbury)
Tel: +44 (0) 20 7111 7138	Tel: +44 (0) 20 7251 3801

Notes to editors:
1.	The transactions are subject to regulatory approval and a completion accounting adjustment.
2.	Assuming an exchange rate of £1 = 12.13 NOK, which was the rate at 8 September 2006.

Important Disclaimer
This press release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. The agreement is subject to the execution of definitive documents by the parties. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.